UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

(free translation)

BANCO SANTANDER (BRASIL) S.A.

CNPJ n.º 90.400.888/0001-42

Publicly-held company with Authorized Capital

ANNOUNCEMENT TO THE MARKET

Banco Santander (Brasil) S.A. (“Santander Brasil”) hereby announces that it was informed by its controlling shareholder, Banco Santander S.A. (Espanha) (“Santander Espanha”),  that Santander Espanha will submit for the approval of the shareholders’ general meeting the name of Fabio Colletti Barbosa for the office of Chairman of the Board of Directors of  Santander Brasil.  Fabio C. Barbosa, currently Chief Executive Officer (Diretor Presidente), will leave his office and will be replaced by Marcial Angel Portela Alvarez.

Fabio C. Barbosa had indicated an interest to leave his position of Chief Executive Officer of the company, after the completion of the integration process and after completing almost three years in the presidency of Santander Brasil. In his new position as Chairman of the Board of Directors of Santander Brasil, Fabio C. Barbosa will direct the strategic and business discussions of the institution, and will continue to work towards building a corporate governance structure according to the best market practices, reconciling, with transparency and commitment to long term results, the interests of the shareholders, Santander Brasil and of the society.

Marcial Angel Portela Alvarez is a general officer of Santander Espanha with direct responsibility on the last three years for the Brazilian operations, having followed all the process of investments carried out by Santander Espanha in Brazil since 1999, including the acquisition of Banco Real.

Subject to the applicable legal and regulatory approvals, it is the intention that these changes become effective as of February 4, 2011.

 São Paulo, December 22, 2010.

Carlos Alberto López Galán

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: December 22, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Carlos Alberto López Galán
Carlos Alberto López Galán Investor Relations Officer